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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
Mail Stop 6010

December 28, 2005

         Re:  MEADOWBROOK INSURANCE GROUP, INC.
              FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004
              FORM 10-Q FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005 FILE NO. 0-17254

Securities and Exchange Commission, Division of Corporation Finance:

On behalf of Meadowbrook Insurance Group, Inc., please accept this letter as our request for an extension in regard to our responses related to the above comment letter received on December 14, 2005. Due to the holidays, vacation schedules, and the offices of our former auditors being closed the week of December 26th, we are unable to complete our responses within the ten day deadline. With this letter, we are requesting additional time and will be filing our responses no later than January 9, 2006.

If you have any questions or comments, please contact me directly at (248) 204-8178.


Sincerely,


/s/ Karen M. Spaun
-----------------------
Karen M. Spaun
Chief Financial Officer